UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Legg Mason, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

524901105

(CUSIP Number)

August 17, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 524901105	13G	Page 2 of 9

1.	NAME OF REPORTING PERSON
Clarkston Capital Partners, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
83-0473650
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan limited liability company

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		4,260,235
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		4,660,135

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,660,135
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.45%[1]
12.	TYPE OF REPORTING PERSON
IA

[1]	Based upon 85,528,403 shares of common stock, par value $0.10 per share (“Common Stock”), of Legg Mason, Inc. (the “Issuer”), outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

CUSIP No. 524901105	13G	Page 3 of 9

1.	NAME OF REPORTING PERSON
Jeffrey A. Hakala
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		4,260,235
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		4,660,135

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,660,135
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.45%[2]
12.	TYPE OF REPORTING PERSON
HC, IN

[2]	Based upon 85,528,403 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

CUSIP No. 524901105	13G	Page 4 of 9

1.	NAME OF REPORTING PERSON
Gerald W. Hakala
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		4,260,235
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		4,660,135

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,660,135
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.45%[3]
12.	TYPE OF REPORTING PERSON
HC, IN

[3]	Based upon 85,528,403 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

CUSIP No. 524901105	13G	Page 5 of 9

1.	NAME OF REPORTING PERSON
Jeremy J. Modell
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan limited liability company

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		4,261,235[4]
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		4,661,135[5]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,661,135[6]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.45%[7]
12.	TYPE OF REPORTING PERSON
HC, IN

[4]	Consists of (i) 4,260,235 shares of Common Stock held by clients of Clarkston Capital Partners, LLC (“CCP”), of which Jeremy J. Modell is a control person, and (ii) 1,000 shares of Common Stock held by the Elizabeth L. Modell Revocable Living Trust, of which Jeremy J. Modell is a co-trustee.
[5]	Consists of (i) 4,660,135 shares of Common Stock held by clients of Clarkston Capital Partners, LLC (“CCP”), of which Jeremy J. Modell is a control person, and (ii) 1,000 shares of Common Stock held by the Elizabeth L. Modell Revocable Living Trust, of which Jeremy J. Modell is a co-trustee.
[6]	Consists of (i) 4,660,135 shares of Common Stock held by clients of Clarkston Capital Partners, LLC (“CCP”), of which Jeremy J. Modell is a control person, and (ii) 1,000 shares of Common Stock held by the Elizabeth L. Modell Revocable Living Trust, of which Jeremy J. Modell is a co-trustee.
[7]	Based upon 85,528,403 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

CUSIP No. 524901105	13G	Page 6 of 9

Item 1(a).	Name of Issuer:

Legg Mason, Inc. (the “Issuer”)

Item1(b).	Address of Issuer’s Principal Executive Offices:

100 International Drive, Baltimore, MD 21202

Item 2(a).	Name of Persons Filing:

This Schedule 13G is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by:

(1) Clarkston Capital Partners, LLC (“CCP”)

(2) Jeffrey A. Hakala

(3) Gerald W. Hakala

(4) Jeremy J. Modell

Item2(b).	Address of Principal Business Office or, if None, Residence:

91 West Long Lake Road, Bloomfield Hills, MI 48304

Item 2(c).	Citizenship:

CCP is a Michigan limited liability company. Jeffrey A. Hakala, Gerald W. Hakala, and Jeremy J. Modell (the “Individual Reporting Persons”) are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.10 par value

Item 2(e).	CUSIP Number:

524901105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 524901105	13G	Page 7 of 9

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Collectively, the securities reported in this Schedule 13G are held in the accounts of CCP’s discretionary clients or in an account over which a control person of CCP has beneficial ownership. Specifically, (i) 4,260,235 shares of Common Stock were held by clients of CCP, of which each of the Individual Reporting Persons is a control person, and (ii) 1,000 shares of Common Stock were held by the Elizabeth L. Modell Revocable Living Trust, of which Jeremy J. Modell is a co-trustee.

Jeffrey A. Hakala, Gerald W. Hakala, and Jeremy J. Modell as trustee of the Jeremy J. Modell Revocable Living Trust dated November 6, 2006, were the sole members of CCP during the 2018 calendar year. The Individual Reporting Persons therefore may be deemed to be control persons of CCP.

(a)	Amount beneficially owned:

CCP is the beneficial owner of 4,660,135 shares of Common Stock;

Jeffrey A. Hakala is the beneficial owner of 4,660,135 shares of Common Stock;

Gerald W. Hakala is the beneficial owner of 4,660,135 shares of Common Stock; and

Jeremy J. Modell is the beneficial owner of 4,661,135 shares of Common Stock.

(b)	Percent of class:[8]

CCP is the beneficial owner of 5.45% of the outstanding shares of Common Stock;

Jeffrey A. Hakala is the beneficial owner of 5.45% of the outstanding shares of Common Stock;

Gerald W. Hakala is the beneficial owner of 5.45% of the outstanding shares of Common Stock; and

Jeremy J. Modell is the beneficial owner of 5.45% of the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Each of CCP and the Individual Reporting Persons has the sole power to vote or direct the vote over 0 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

CCP has the shared power to vote or to direct the vote over 4,260,235 shares of Common Stock;

Jeffrey A. Hakala has the shared power to vote or to direct the vote over 4,260,235 shares of Common Stock;

Gerald W. Hakala has the shared power to vote or to direct the vote over 4,260,235 shares of Common Stock; and

Jeremy J. Modell has the shared power to vote or to direct the vote over 4,261,235 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Each of CCP and the Individual Reporting Persons has the sole power to dispose or direct the disposition of 0 shares of Common Stock.

[8]	Based upon 85,528,403 shares of Issuer’s Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

CUSIP No. 524901105	13G	Page 8 of 9

(iv)	Shared power to dispose or to direct the disposition of:

CCP has the shared power to dispose or to direct the disposition of 4,660,135 shares of Common Stock;

Jeffrey A. Hakala has the shared power to dispose or to direct the disposition of 4,660,135 shares of Common Stock;

Gerald W. Hakala has the shared power to dispose or to direct the disposition of 4,660,135 shares of Common Stock; and

Jeremy J. Modell has the shared power to dispose or to direct the disposition of 4,661,135 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The shares reported in this statement have been purchased by CCP on behalf of CCP’s discretionary clients or by a control person of CCP in an account over which such control person has beneficial ownership. CCP’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities held in their accounts, subject to CCP’s general authority to invest and reinvest the assets in each account under its management.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

With respect to the Individual Reporting Persons, see Item 4.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §§ 240.14a-11.

CUSIP No. 524901105	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CLARKSTON CAPITAL PARTNERS, LLC

By:	/s/Jeffrey A. Hakala	February 13, 2019
Name:	Jeffrey A. Hakala
Title:	Chief Executive Officer

JEFFREY A. HAKALA

/s/Jeffrey A. Hakala		February 13, 2019
Jeffrey A. Hakala

GERALD W. HAKALA

/s/Gerald W. Hakala		February 13, 2019
Gerald W. Hakala

JEREMY J. MODELL

/s/Jeremy J. Modell		February 13, 2019
Jeremy J. Modell